SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Rand Capital SBIC, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2200 Rand Building, Buffalo, New York 14203

Telephone Number (including area code): (716) 853-0802

Name and address of agent for service of process:

Allen F. Grum, President Rand Capital Corporation 2200 Rand Building Buffalo, New York 14203	Copy to:	Ward B. Hinkle, Esq. Hodgson Russ LLP The Guaranty Building 140 Pearl Street, Suite 100 Buffalo, New York 04202

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:  YES [X] NO [  ]

SIGNATURES

                Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Buffalo and state of New York on the 3rd day of February, 2009.

Signature:  RAND CAPITAL SBIC, INC,

Attest:  Daniel P. Penberthy

By:  s/Allen F. Grum

Name:

            Daniel P. Penberthy                                                           Name:  Allen F. Grum

Title:    Secretary                                                                             Title:    President